U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may
    continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

Hosmer,   Harry   E.
(Last)   (First) (Middle)

7676 Hazard Centre Drive, Suite 1500
(Street)

San Diego,   California   92108
(City)   (State)   (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Royale Energy, Inc. (ROYL)

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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4. Statement for Month/Year

May 2000

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
  [X] Director   [X] 10% Owner

  [ ] Officer (give title below)   [ ] Other (specify below)

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7. Individual or Joint/Group Filing
   (Check one applicable line)

  [X] Form filed by one Reporting Person
  [ ] Form filed by more than one Reporting Person

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               Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security	2. Trans-action Date	3. Trans-action Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price			
Common Stock+	5/1/00	4	392,500	A	$0.25+++	392,500	I	By Family Trusts
Common Stock	N/A++					5,750	D	

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                Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Day/Year	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)	6. Date Exercisable and Expiration Date		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or In-direct (I)	11. Nature of Indirect Beneficial Owner-ship
					Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Options	$1.65	N/A++			12/18/94	12/18/02	Common			28,750	D	
Options	$2.61	N/A++			3/10/97	3/10/05	Common			17,250	D	

Explanation of Responses:

+ These securities were reacquired from a charitable trust. Owner disclaims that a purchase or change in beneficial ownership occurred under Section 16 of the Act, and the filing of this report shall not be deemed an admission that a purchase or change in the beneficial ownership of these securities occurred.

++ Listed only for purpose of listing amount of securities owned at end of month (Column 9). No transactions are reported as to these securities.

+++ Price listed is the original acquisition price of the shares by the beneficial owner. No additional consideration was paid when the beneficial owner reacquired the shares from the charitable trust in 2000.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Harry E. Hosmer   April 3, 2001
Signature of Reporting Person   Date